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TANNER

Accountants & Advisors

Halcium Energy Inc.

Financial Statements
As of May 31, 2021 and For the Period
from Inception (January 6, 2021) through May 31, 2021

Together with Independent Auditors' Report



TANNER

Independent Auditors' Report

To the Board of Directors
Halcium Energy Inc.

We have audited the accompanying financial statements of Halcium Energy Inc. (the Company), which comprise the balance sheet as of May 31, 2021, the related statement of operations, stockholders' deficit, and cash flows for the period from inception (January 6, 2021) through May 31, 2021, and the related notes to financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to error or fraud. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halcium Energy Inc. as of May 31, 2021, and the results of its operations and its cash flows for the period from inception (January 6, 2021) through May 31, 2021, in accordance with accounting principles generally accepted in the United States of America.

Tanner LLC

June 28, 2021

Balance Sheet

		As of May 31, 2021
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$	8,025
Total current liabilities		8,025
Total liabilities		8,025
Commitments and contingencies		
Stockholders' deficit:		
Accumulated deficit		(8,025)
Total stockholders' deficit		(8,025)
Total liabilities and stockholders' deficit	$	-

Statement of Operations

		For the Period from Inception (January 6, 2021) through May 31, 2021
Operating expenses:		
General and administrative	$	7,925
Loss before provision for income taxes		7,925
Provision for income taxes		100
Net loss	$	8,025

See accompanying notes to financial statements.

Statement of Stockholders' Deficit

Period from Inception (January 6, 2021) through May 31, 2021

	Preferred Stock		Common Stock		Accumulated	Total Stockholders'
	Shares	**Amount**	**Shares**	**Amount**	**Deficit**	**Deficit**
Balance at January 6, 2021	-	$ -	-	$ -	$ -	$ -
Issuance of common stock	-	-	5,000,000	-	-	-
Net loss	-	-	-	-	(8,025)	(8,025)
Balance at May 31, 2021	-	$ -	5,000,000	$ -	$ (8,025)	$ (8,025)

See accompanying notes to financial statements.

Statement of Cash Flows

		For the Period from Inception *(January 6, 2021) through May 31, 2021*
Cash flows from operating activities:		
Net loss	$	(8,025)
Changes in operating assets and liabilities:		
Accounts payable		8,025
Net cash provided by (used in) operating activities		-
Net change in cash		-
Cash at beginning of period		-
Cash at end of period	$	-

1. **Description of Business and Summary of Significant Accounting Policies**

Halcium Energy, Inc. (the Company) was incorporated on January 6, 2021, as a Utah corporation, and amended and restated the Articles of Incorporation on May 28, 2021. The Company will provide alternative energy products to both retail and wholesale customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those key estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions. The Company is not under examination in any of the jurisdictions in which it operates.

Subsequent Events

Management has evaluated events and transactions for potential recognition or disclosure through June 28, 2021, which is the date the financial statements were available to be issued.

2. **Related Party Transactions**

A stockholder paid all expenses for the Company and is due $7,500 from the Company as of May 31, 2021.

3. **Stockholders' Deficit**

Preferred Stock

As of May 31, 2021, the Company had authorized 10,000,000 shares of preferred stock, of which none were outstanding. The preferred stock is non-cumulative with voting rights equal to the whole number of shares outstanding. The preferred stock has liquidation preference over the common stock but contains no other significant preferential rights.

Common Stock

As of May 31, 2021, the Company had two classes of common stock. The Company had authorized 20,000,000 and 5,000,000 shares of Class A Common Stock and Class B Common Stock, respectively. Each class has the same rights and privileges as each other and rank equally. As of May 31, 2021, there were no shares of Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding. Class A Common Stock has voting rights equal to the whole number of shares outstanding and Class B Common Stock has voting rights equal to five times the whole number of shares outstanding.

4. Income Taxes

The provision for income taxes differs from the amount computed at federal statutory rates as follows as of May 31, 2021:

Federal income tax provision at statutory rate	$	(1,664)
State income tax provision, net of federal income tax provision		(235)
Change in valuation allowance		1,999
	$	100

The components of income tax expense for the period ended May 31, 2021 are as follows:

Current	$	100
Deferred		-
	$	100

Significant components of the Company's deferred income tax assets (liabilities) are as follows as of May 31, 2021:

Net operating losses	$	1,270
Organizational costs		729
Valuation allowance		(1,999)
	$	-

As of May 31, 2021, the Company has net operating loss (NOL) carryforwards available to offset future taxable income, if any, of approximately $5,100, which will begin to expire in 2037.

The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50% over a three-year period.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure, and there are no material amounts of unrecognized tax benefits.